Filed Pursuant to Rule 424(b)(3)

Registration No. 333-255376

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 4 DATED APRIL 6, 2022

TO THE PROSPECTUS DATED FEBRUARY 11, 2022

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Industrial Real Estate Income Trust Inc., dated February 11, 2022 as supplemented by Supplement No. 1, dated February 14, 2022, Supplement No. 2, dated February 22, 2022 and Supplement No. 3, dated March 15, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	an update to our credit facility;
●	pro forma information; and
●	contractual maturities.

•             THIRD AMENDED AND RESTATED CREDIT FACILITY AGREEMENT

The following supersedes and replaces the section titled “Corporate Credit Facility” beginning on page 131 of the Prospectus:

On March 31, 2022 (the “Effective Date”), AIREIT Operating Partnership LP (formerly known as BCI IV Operating Partnership LP, the “Borrower”), a wholly-owned subsidiary of Ares Industrial Real Estate Income Trust Inc. (formerly Black Creek Industrial REIT IV Inc., the “Company,” and collectively with the Borrower, “we,” “us,” or “our”), amended and restated its existing senior unsecured revolving and term credit facility agreement (the “Credit Facility Agreement”) by entering into a $1.0 billion revolving credit facility (the “Revolving Credit Facility”) and a $550.0 million term loan (the “Term Loan”), for an aggregate amount of $1.55 billion (collectively, the “Credit Facility”) with a syndicate of lenders led by Wells Fargo Bank, National Association and Bank of America, N.A., together with Wells Fargo Securities, LLC and BofA Securities, Inc. both as Joint Bookrunners and Joint Lead Arrangers, with Capital One, National Association, U.S. Bank National Association, and Truist Bank, as Joint Lead Arrangers for the Revolving Credit Facility, and with Regions Capital Markets and PNC Bank, National Association, as Joint Lead Arrangers for the Term Loan. The lenders are Wells Fargo Bank, National Association and Bank of America, N.A., Capital One, N.A., Truist Bank, U.S. Bank National Association, PNC Bank, National Association, Regions Bank, JPMorgan Chase Bank, N.A., Goldman Sachs, The Huntington National Bank, CitiBank, N.A., Pinnacle Bank, Zions Bancorporation, N.A. dba Vectra Bank Colorado, Associated Bank, National Association and Eastern Bank (collectively, the “Credit Facility Lenders”). The Credit Facility provides the Borrower with the ability from time to time to increase the size of the Credit Facility up to a total of $2.3 billion, subject to receipt of lender commitments and other conditions. The Credit Facility Agreement amends and restates in its entirety that certain Second Amended and Restated Credit Agreement dated as of November 19, 2019, as amended, among the Company, the Borrower, and certain of the Lenders.

The Revolving Credit Facility contains a sublimit for letters of credit of the lesser of (i) 20.0% of the aggregate Credit Facility commitments, and (ii) $25.0 million. The primary interest rate for the Revolving Credit Facility is based on an Adjusted Term Secured Overnight Financing Rate (“SOFR”), plus a margin ranging from 1.25% to 2.00%, depending on the Company’s consolidated leverage ratio. The maturity date of the Revolving Credit Facility is March 2025 and contains two one year extension options that the Borrower may exercise upon (i) payment of an extension fee equal to 0.125% of the aggregate commitments under the Revolving Credit Facility at the time of the extension, and (ii) compliance with the other conditions set forth in the credit facility agreement. The primary interest rate for the Term Loan is based on Adjusted Term SOFR, plus a margin ranging from 1.20% to 1.90%, depending on the Company’s consolidated leverage ratio. The maturity date of the Term Loan is March 2027.

The Borrower must pay to the administrative agent a quarterly unused Revolving Credit Facility fee that equals the amount of the Revolving Credit Facility unused by the Borrower on a given day multiplied by either (i) 0.15% on an annualized basis if 50% or more of the Revolving Credit Facility is being used or (ii) 0.20% on an annualized basis if less than 50% of the Revolving Credit Facility is being used. The undisbursed portions of the Term Loan (equal to $100.0 million) may be drawn in up to two advances, each in a minimum amount of $50.0 million during the period commencing on April 1, 2022 and prior to the initial Term Loan commitment expiration date, which is the earliest of (i) the date upon which the initial $550.0 million Term Loan commitment is fully advanced; (ii) the six-month anniversary of the Effective Date; or (iii) the termination of the initial Term Loan commitment. For the period commencing on June 30, 2022 and ending on the expiration of the initial Term Loan commitment expiration date, the Borrower must pay to the administrative agent on a quarterly basis a ticking fee, that equals the average daily undrawn amount of the Term Loan multiplied by a rate of 0.15% on an annualized basis.

Borrowings under the Credit Facility are guaranteed by the Company and certain of its subsidiaries. The Credit Facility requires the maintenance of certain financial covenants, including: (i) consolidated leverage ratio; (ii) consolidated fixed charge coverage ratio; (iii) consolidated tangible net worth; (iv) secured indebtedness to total asset value; (v) secured recourse indebtedness to total asset value; (vi) minimum total asset value. The Credit Facility provides the flexibility to move assets in and out of the unencumbered property pool during the term of the Credit Facility, subject to compliance with certain covenants.

In addition, the Credit Facility contains customary affirmative and negative covenants, which, among other things, require the Borrower to deliver to the Credit Facility Lenders specified quarterly and annual financial information, and limit the Borrower and/or the Company, subject to various exceptions and thresholds, from: (i) creating liens on the unencumbered asset pool; (ii) merging with other companies or causing a change of control; (iii) selling all or substantially all of its assets or properties; (iv) entering into transactions with affiliates, except on an arms-length basis; (v) making certain types of investments; (vi) changing the nature of the Company’s business; and (vii) if the Borrower is in default under the Credit Facility, paying certain distributions or certain other payments to affiliates.

The Credit Facility permits voluntary prepayment of principal and accrued interest without premium or penalty subject to payment of applicable SOFR breakage fees and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Facility, the majority Credit Facility Lenders may accelerate the repayment of amounts outstanding under the Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

Borrowings under the Credit Facility are available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.

 •             PRO FORMA INFORMATION

Assuming the Credit Facility was in-place as of December 31, 2021, on a pro forma basis, this would have resulted in a decrease of the Company’s overall weighted-average interest rate from 2.14% to 2.13% and an increase of the Company’s weighted-average debt maturity from 4.2 years to 4.8 years, before consideration of any available extension options.

•             CONTRACTUAL MATURITIES

Upon the closing of the Credit Facility, as of March 31, 2022, the principal payments due on our debt during each of the next five years and thereafter, excluding extension options, were as follows:

(in thousands)	Line of Credit (1)	Term Loans	Mortgage Notes (2)	Total
2022	$—	$—	$—	$—
2023	—	—	—	—
2024	—	—	38,000	38,000
2025	56,000	—	617,250	673,250
2026	—	600,000	—	600,000
Thereafter	—	450,000	590,890	1,040,890
Total principal payments	$56,000	$1,050,000	$1,246,140	$2,352,140

(1)	The term of the line of credit may be extended pursuant to two one-year extension options as described above.
(2)	The term of a mortgage note in the amount of $209.3 million may be extended pursuant to a one-year extension option, subject to certain conditions, and the term of another mortgage note in the amount of $408.0 million may be extended pursuant to two one-year extension options, subject to certain conditions.